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John Hancock Financial Services, Inc.

John Hancock Place                                        [LOGO OF JOHN HANCOCK]
Post Office Box 111
Boston, Massachusetts 02117
(617) 572-9197
Fax: (617) 572-9161
E-mail: jchoodlet@jhancock.com

James C. Hoodlet
Vice President and Counsel

                                                July 1, 2005

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         RE:  John Hancock Life Insurance Company (U.S.A)/Account A
              File No. 811-4834; 333-124150
              ----------------------------------------------------------

Commissioners:

    Conveyed herewith via EDGAR for filing under the Securities Act of 1933 ("1933 Act"), pursuant to Rule 101(a)(2)(i) of Regulation S-T, is Pre-Effective Amendment No. 2 to the Form N-6 Registration Statement of John Hancock Variable Life Account A ("Registrant") relating to certain variable life insurance policies offered by John Hancock Life Insurance Company (U.S.A.) ("JH USA").

Background of Enclosed Filing
-----------------------------

    The above-referenced registration statement relates to the Protection Variable Universal Life ("PVUL") product. The purpose of this filing is to incorporate SEC Staff comments to the initial registration.

Request for Acceleration
------------------------

    The Registrant has orally requested an effective date of July 1, 2005.

    Please direct all questions and comments to me at (617) 572-9197.

                                              Very truly yours,


                                              /s/ James C. Hoodlet


Enclosure